FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Northern Dynasty Minerals Ltd. (the “Company”)
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2             Date of Material Change

March 18, 2019 and March 26, 2019.

Item 3             News Release

The news releases with respect to the material changes referred to in this report were issued by the Company on March 18 and 26, 2019 and distributed through the facilities of CNW. The news releases were filed on SEDAR and are available at www.sedar.com.

Item 4             Summary of Material Change

On March 18, 2019, the Company announced that it has closed its previously announced bought deal offering, including the exercise in full of the over-allotment option.

On March 26, 2019, the Company announced that it has completed a non-brokered private placement of common shares.

Item 5             Full Description of Material Change

5.1                   Full Description of Material Change

On March 18, 2019, the Company completed a bought deal offering of common shares, including the exercise in full of the over-allotment option (the “Bought Deal Offering”). A total of 17,968,750 common shares of the Company were sold at a price of US$0.64 per share for gross proceeds of US$11.5 million. The Bought Deal Offering was completed pursuant to an underwriting agreement dated March 13, 2019 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Capital Markets, H.C. Wainwright & Co., LLC. and TD Securities Inc. (collectively, the “Underwriters”). The Company paid a 6% commission to the Underwriters.

The Bought Deal Offering was completed by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. base shelf prospectus included in the Company’s registration statement on Form F-10 (SEC File No. 333-229262) (the “Registration Statement”) filed under the Canada/U.S. multi-jurisdictional disclosure system.

On March 26, 2019, the Company completed a non-brokered private placement (the “Private Placement”) of 3,769,476 common shares of the Company at a price of $0.86 (US$0.64) per share for gross proceeds of approximately $3.2 million (US$2.4 million). The shares are subject to applicable resale restrictions, including a four month and one day hold under Canadian securities legislation.

The proceeds of the Bought Deal Offering and the Private Placement are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the United States Army Corps of Engineers Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) general corporate purposes.

5.2                   Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Mark Peters
Chief Financial Officer
Tel: 604-684-6365

Item 9             Date of Report

April 10, 2019